SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

February 19, 2016

Ms. Melissa Raminpour, Esq.
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Re:	Dorian LPG Ltd. Form 10-K for the Fiscal Year ended March 31, 2015 Filed June 4, 2015 Form 10-Q for the Quarter ended December 31, 2015 Filed January 29, 2016 File No. 001-36437

Dear Ms. Raminpour:

By letter dated February 17, 2016 (the "Comment Letter"), the Staff of the Securities and Exchange Commission provided comments to the Annual Report on Form 10-K for the fiscal year ended March 31, 2015 and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2015 of Dorian LPG Ltd. ("Dorian").

We refer to the telephone conversation between Gary Wolfe and Melissa Gilmore of the Staff.  In that conversation, we requested and the Staff agreed to extend Dorian's time to respond to the Comment Letter to March 16, 2016.

Thank you for your kind cooperation.
Very Truly Yours

Seward & Kissel LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe
GJW/ap
cc:	Theodore B. Young Melissa Gilmore Claire Erlanger